Ainos, Inc.
8880 Rio San Diego Drive, Ste. 800
San Diego, CA 92108

August 4, 2022

 VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Ainos, Inc.

Registration Statement on Form S-1
(File No. 333-264527)

Ladies and Gentlemen:

On August 2, 2022, Ainos, Inc. (the “Company”) requested acceleration of the effectiveness of its Registration Statement on Form S-1 (Reg. No. 333-264527) so that it would become effective at 5:00 p.m. Eastern Time on August 4, 2022, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration at such date and time.

If you have any questions or comments, please contact Carol Stubblefield of Baker McKenzie LLP at (212) 626 4729.

Very truly yours, AINOS, INC.

By:	/s/ Chun-Hsien Tsai
Chun-Hsien Tsai
Chief Executive Officer